EXHIBIT 99.1

Endeavour Silver Announces Q1 2026 Financial Results

VANCOUVER, British Columbia, May 06, 2026 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) announces its financial and operating results for the three months ended March 31, 2026. The Company will host a conference call to discuss these results on Thursday, May 7 at 10:00am PT/1:00pm EDT; details are provided further in this news release. All dollar amounts are in US dollars ($).

“Endeavour delivered exceptional results in the first quarter of 2026, with increased production driving strong quarterly growth,” said Dan Dickson, Chief Executive Officer. “We reached new records in both production and revenue, underscoring the strength of our operations, the dedication of our team and the benefit of robust silver and gold prices. The Company’s operating cash flow also saw significant growth.”

“With a solid financial foundation and the successful completion of the Kolpa plant expansion and Terronera operating near design criteria, Endeavour is well positioned to achieve its production goals for the remainder of the year. These results highlight our commitment to operational excellence while creating lasting value for our shareholders.”

Q1 2026 Highlights

  Higher Production Fuels Quarterly Growth: Consolidated production of 1,875,375 ounces (“oz”) Silver and 11,740 oz Gold for 3.3 million oz silver equivalent (“AgEq”)(1). Production was 78% higher than the same period in 2025.
  Record Ounces Sold with Record Realized Prices: $209.7 million from the sale of 1,642,220 oz of silver and 10,942 oz of gold at average realized prices of $85.95 per oz silver and $5,035 per oz gold as well as from sales of base metals. Revenue is 230% higher than in the same period in 2025.
  Strong Mine Operating Cash Flow: $114.6 million in mine operating cash flow before taxes(2), 419% higher than the same period in 2025.
  Steady Operating Costs: Cash costs(2) of $22.54 per oz payable silver and all-in sustaining costs(2) of $37.03 per oz, net of by-product credits compared to $19.05 and $41.19, respectively, in Q4 2025.
  Strong Cash Position: $231.8 million in cash as of March 31, 2026.
  Higher Production Capacity: Plant expansion at Kolpa has been completed with throughput expected to be in line with guidance for the remainder of 2026.
  Bolañitos Sale Finalized: On January 15, 2026, the Company completed the sale of the Bolañitos silver and gold mine (see news release from January 15, 2026 here) and made a gain on the sale of $35.6 million. The Bolañitos results for the first 15 days of 2026 are included in the Company’s financial results.

Financial Overview

Q1 2026 Highlights	Three Months Ended March 31
	2026	2025	% Change
Production
Silver ounces produced	1,875,375	1,205,793	56%
Gold ounces produced	11,740	8,338	41%
Lead tonnes produced	4,939	-	-
Zinc tonnes produced	2,842	-	-
Silver equivalent ounces produced(1)	3,341,943	1,872,833	78%
Cash costs per silver ounce ($)(2)	22.54	15.89	42%
Total production costs per ounce ($)(2)	35.21	24.23	45%
All-in sustaining costs per ounce ($)(2)	37.03	24.48	51%
Processed tonnes	456,657	209,507	118%
Direct operating costs per tonne ($)(2)	186.92	142.72	31%
Direct costs per tonne ($)(2)	256.33	207.27	24%
Financial
Revenue ($ millions)	209.7	63.5	230%
Silver ounces sold	1,642,220	1,223,684	34%
Gold ounces sold	10,942	8,538	28%
Realized silver price per ounce ($)	85.95	31.99	169%
Realized gold price per ounce ($)	5,035	2,903	73%
Net earnings (loss) ($ millions)	64.9	(32.9)	297%
Adjusted net earnings (loss)(2) ($ millions)	59.2	(0.2)	28861%
Mine operating earnings ($ millions)	93.5	12.8	628%
Mine operating cash flow before taxes ($ millions)(2)	114.6	22.1	419%
Operating cash flow before working capital changes ($ millions)(2)	38.8	8.3	365%
EBITDA ($ millions)(2)	112.6	(18.1)	722%
Adjusted EBITDA ($ millions)(2)	108.4	15.1	617%
Working capital ($ millions)(2)	173.4	14.8	1071%
Shareholders
Earnings (loss) per share – basic ($)	0.23	(0.13)	277%
Adjusted earnings (loss) per share – basic ($)(2)	0.21	-	100%
Operating cash flow before working capital changes per share ($)(2)	0.14	0.03	367%
Basic weighted average shares outstanding (‘000)	283,078	262,323	8%

(1) Silver equivalents for 2026 are calculated using a 90:1 Ag:Au ratio, 45 silver oz to 1 lead tonne; 61 silver oz to 1 zinc tonne; 238 silver oz to 1 copper tonne ratio. Silver equivalents for 2025 are calculated using an 80:1 Ag:Au ratio, 60 silver oz to 1 lead tonne; 85 silver oz to 1 zinc tonne; 300 silver oz to 1 copper tonne ratio.
(2) These are non-IFRS financial measures and ratios. Further details on these non-IFRS financial measures and ratios are provided at the end of this press release and in the MD&A accompanying the Company’s financial statements, which can be viewed on the Company’s website, on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

Direct operating costs per tonne in Q1 2026 increased to $186.92, 31% higher than $142.72 in Q1 2025. The increase was primarily driven by the addition of Terronera and Kolpa, which had direct operating costs per tonne of $195.11 and $155.92, respectively, during Q1 2026. The disposal of Bolañitos, which had a lower direct operating cost per tonne of $102.81 in Q1 2025, also contributed to the higher consolidated average. In addition, Guanaceví experienced higher cost per tonne due to lower throughput and higher underlying direct production costs.

Consolidated cash costs per silver ounce, net of by-product credits, were $22.54 in Q1 2026, representing a 42% increase from $15.89 in Q1 2025 due to the higher metal prices causing higher royalty, third party material cost, and special mining duties. Each mine has different costs and produces different amounts of payable silver, which affect the consolidated cash cost per ounce depending on the mix of production. For the three months ended March 31, 2026, the cash costs per silver ounce were $24.52 for Kolpa, $38.59 for Guanaceví, offset by negative $2.14 for Terronera.

Consolidated All‑in Sustaining Costs (“AISC”) per silver ounce in Q1 2026 were $37.03, 51% higher than $24.48 in Q1 2025. The increase was predominantly due to the contribution of Kolpa, which had AISC of $36.12 per ounce, and higher AISC of $48.47 at Guanaceví caused by the higher third-party material cost, higher royalties and special mining duties, partially offset by the contribution from Terronera, where AISC of $22.31 per ounce lowered the consolidated average. Consolidated AISC decreased from $41.19 in Q4 2025 to $37.03 in Q1 2026 primarily reflecting the ramp up of operations at Terronera and the efficiencies gained.

In Q1 2026, the Company’s mine operating earnings were $93.5 million (Q1 2025 – $12.9 million), driven by operating earnings of $38.4 million from Terronera, $23.0 million from Kolpa, and $20.4 million higher operating earnings at Guanaceví, partially offset by lower operating earnings from Bolañitos following its sale on January 15, 2026. Revenue for the quarter was $209.7 million, compared to $63.5 million in Q1 2025 driven by higher metal prices and higher sales, while cost of sales increased to $116.3 million from $50.6 million, primarily due to the inclusion of revenue and costs incurred at Terronera and Kolpa.

The Company recorded operating earnings of $83.8 million in Q1 2026 (Q1 2025 – $4.1 million) after exploration expenditures of $5.0 million (Q1 2025 – $4.5 million) and general and administrative expenses of $4.7 million (Q1 2025 – $4.3 million). Exploration expenses increased due to additional expenditures on advancing Pitarrilla and exploration work at Kolpa, partially offset by lower exploration spending at Terronera.

Earnings before taxes for Q1 2026 were $85.9 million, compared to a loss of $27.7 million in Q1 2025. This was after a loss on derivative contract revaluations of $24.2 million, a foreign exchange loss of $0.3 million, investment and other income loss of $3.2 million, and finance costs of $5.8 million, partially offset by a gain on the sale of Bolañitos of $35.6 million.

The Company recorded net earnings of $64.9 million for Q1 2026 (Q1 2025 – net loss of $32.9 million) after income tax expense of $21.0 million, which included $33.8 million of current tax expense and a deferred tax recovery of $12.8 million, primarily arising from temporary differences related to the buildup of finished goods inventory.

This news release should be read in conjunction with the Company’s condensed consolidated interim financial statements for the period ended March 31, 2026, and associated Management’s Discussion and Analysis (“MD&A”) which are available on the Company’s website, www.edrsilver.com, on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

About Endeavour Silver – Endeavour is a mid-tier silver producer with three operating mines in Mexico and Peru and a robust pipeline of exploration projects across Mexico, Chile, and the United States. With a proven track record of discovery, development, and responsible mining, Endeavour is driving organic growth and creating lasting value on its path to becoming a leading senior silver producer.

Conference Call

Management will host a conference call to discuss the Company’s Q1 2026 financial results on May 7 at 10:00am Pacific (PT)/ 1:00pm Eastern (EDT).

Date:	Thursday, May 7, 2026

Time:	10:00am Pacific Time / 1:00pm Eastern Daylight Time

Telephone:	Canada & US +1-833-752-3348
International +1-647-846-2804

Replay:	Canada/US Toll Free +1-855-669-9658
International +1-412-317-0088
Access code is 7015869; audio replay will be available on the Company’s website

Contact Information
Allison Pettit
Vice President, Investor Relations
Email: apettit@edrsilver.com
Website: www.edrsilver.com

Endnotes

1 Silver equivalent (AgEq)

Silver equivalents for 2026 are calculated using a 90:1 Ag:Au ratio, 45 silver oz to 1 lead tonne; 61 silver oz to 1 zinc tonne; 238 silver oz to 1 copper tonne ratio. Silver equivalents for 2025 are calculated using an 80:1 Ag:Au ratio, 60 silver oz to 1 lead tonne; 85 silver oz to 1 zinc tonne; 300 silver oz to 1 copper tonne ratio.

2 Non-IFRS and Other Financial Measures and Ratios

Certain non-IFRS and other non-financial measures and ratios are included in this press release, including cash costs per silver ounce, total production costs per ounce, all-in costs per ounce, AISC per ounce, direct operating costs per tonne, direct costs per tonne, silver co-product cash costs, gold co-product cash costs, realized silver price per ounce, realized gold price per ounce, adjusted net earnings (loss) adjusted net earnings (loss) per share, mine operating cash flow before taxes, working capital, operating cash flow before working capital adjustments, operating cash flow before working capital changes per share, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted EBITDA per share, sustaining and growth capital and adjusted net earnings (loss).

Please see the March 31, 2026 MD&A for explanations and discussion of these non-IFRS and other non-financial measures and ratios. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide management and investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS and other non-financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS and therefore may not be comparable to other issuers. Certain additional disclosures for these non-IFRS measures have been incorporated by reference and can be found in the section “Non-IFRS Measures” in the March 31, 2026 MD&A available on SEDAR at www.sedarplus.com.

Reconciliation of Working Capital

Expressed in millions of U.S. dollars	As at March 31, 2026	As at December 31, 2025

Current assets	$422.9	$423.2
Current liabilities	249.5	276.8
Working capital surplus	$173.4	$146.4

Reconciliation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) Per Share

Expressed in millions of U.S. dollars	Three Months Ended March 31
(except for share numbers and per share amounts)	2026	2025
Net earnings (loss) for the period per financial statements	$64.9	($32.9)
Unrealized foreign exchange (gain) loss	0.6	0.3
(Gain) loss on derivatives copper stream and contingent liabilities revaluations	25.4	31.9
Gain from sale of Bolañitos	(35.6)	-
Change in fair value of investments	4.1	(0.1)
Change in fair value of cash settled DSUs	(0.1)	0.6
Adjusted net earnings (loss)	$59.2	($0.2)
Basic weighted average shares outstanding (‘000)	283,078	262,323
Adjusted net earnings (loss) per share	$0.21	($0.00)

Reconciliation of Mine Operating Cash Flow Before Taxes

Expressed in millions of U.S. dollars	Three Months Ended March 31
	2026	2025
Mine operating earnings per financial statements	$93.5	$12.8
Share-based compensation	0.2	-
Depreciation	20.9	9.2
Mine operating cash flow before taxes	$114.6	$22.1

Reconciliation of Operating Cash Flow Before Working Capital Changes and Operating Cash Flow Before Working Capital Changes Per Share

Expressed in millions of U.S. dollars	Three Months Ended March 31
(except for per share amounts)	2026	2025
Cash from (used in) operating activities per financial statements	$20.7	$3.4
Net changes in non-cash working capital per financial statements	(18.1)	(5.0)
Operating cash flow before working capital changes	$38.8	$8.3
Basic weighted average shares outstanding (‘000)	283,078	262,323
Operating cash flow before working capital changes per share	$0.14	$0.03

Reconciliation of EBITDA and Adjusted EBITDA

Expressed in millions of U.S. dollars	Three Months Ended March 31
	2026	2025
Net earnings (loss) for the period per financial statements	$64.9	($32.9)
Depreciation – cost of sales	20.9	9.2
Depreciation – exploration, evaluation and development	0.2	0.3
Depreciation – general & administration	0.1	0.1
Finance costs	5.6	0.2
Current income tax expense (recovery)	33.8	5.3
Deferred income tax expense (recovery)	(12.8)	(0.2)
EBITDA	$112.6	($18.1)
Share based compensation	1.4	0.5
Unrealized foreign exchange (Gain) loss	0.6	0.2
(Gain) loss on derivatives, copper stream and contingent liabilities revaluations	25.4	31.9
(Gain) loss from disposal of Bolañitos	(35.6)	-
Change in fair value of investments	4.1	(0.1)
Change in fair value of cash settled DSUs	(0.1)	0.6
Adjusted EBITDA	$108.4	$15.1
Basic weighted average shares outstanding (‘000)	283,078	262,323
Adjusted EBITDA per share	$0.38	$0.06

Reconciliation of Cash Cost Per Silver Ounce, Total Production Costs Per Ounce, Direct Operating Costs Per Tonne, Direct Costs Per Tonne

Expressed in millions of U.S. dollars	Three Months Ended March 31, 2026
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Direct production costs per financial statements	$33.8	$24.0	$1.7	$24.5	$83.9
Purchase of the third-party material	-	(10.3)	-	(0.9)	(11.3)
Smelting and refining costs included in revenue	1.2	0.2	-	2.6	4.0
Opening finished goods	(3.0)	(8.6)	(0.2)	(0.8)	(12.6)
Closing finished goods	2.2	17.6	-	1.4	21.3
Direct operating costs	34.2	22.8	1.6	26.8	85.4
Purchase of the third-party material	-	10.3	-	0.9	11.3
Royalties	2.4	7.1	-	1.6	11.2
Special mining duty (1)	4.4	3.5	0.2	1.2	9.2
Direct costs	41.0	43.7	1.8	30.5	117.1
By-products sales	(42.5)	(10.1)	(2.5)	(17.5)	(72.6)
Opening by-products inventory fair market value	3.0	3.2	0.1	0.6	6.9
Closing by-products inventory fair market value	(2.6)	(6.4)	-	(1.3)	(10.4)
Cash costs net of by-products	(1.1)	30.3	(0.6)	12.3	40.9
Depreciation	9.4	4.7	-	6.8	20.9
Share-based compensation	0.1	0.1	-	0.1	0.2
Opening finished goods depreciation	(0.5)	(1.8)	-	(0.2)	(2.4)
Closing finished goods depreciation	0.6	3.5	-	0.3	4.4
Total production costs	$8.5	$36.7	$(0.6)	$19.3	$63.9

Expressed in millions of U.S. dollars	Three Months Ended March 31, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Direct production costs per financial statements	$-	$25.4	$9.7	$-	$35.2
Purchase of the third-party material	-	(5.9)	-	-	(5.9)
Smelting and refining costs included in revenue	-	-	0.4	-	0.4
Opening finished goods	-	(5.4)	(0.5)	-	(5.9)
Closing finished goods	-	4.8	1.3	-	6.1
Direct operating costs	-	18.9	11.0	-	29.9
Purchase of the third-party material	-	5.9	-	-	5.9
Royalties	-	6.1	0.2	-	6.2
Special mining duty (1)	-	1.0	0.4	-	1.4
Direct costs	-	31.8	11.6	-	43.4
By-products sales	-	(12.8)	(12.0)	-	(24.8)
Opening by-products inventory fair market value	-	3.2	0.8	-	4.0
Closing by-products inventory fair market value	-	(2.2)	(1.4)	-	(3.6)
Cash costs net of by-products	-	20.0	(1.0)	-	19.0
Depreciation	-	6.6	2.6	-	9.2
Share-based compensation	-	0.0	0.0	-	0.0
Opening finished goods depreciation	-	(1.2)	(0.1)	-	(1.3)
Closing finished goods depreciation	-	1.6	0.4	-	2.0
Total production costs	$-	$27.0	$1.9	$-	$28.9

(1)    Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

	Three Months Ended March 31, 2026
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	175,418	95,524	13,988	171,727	456,657
Payable silver ounces	510,521	785,494	17,668	501,458	1,815,142

Cash costs per silver ounce	($2.14)	$38.59	($34.70)	$24.52	$22.54
Total production costs per ounce	$16.67	$46.76	($34.69)	$38.43	$35.21
Direct operating costs per tonne	$195.11	$238.30	$113.74	$155.92	$186.92
Direct costs per tonne	$233.84	$457.23	$130.37	$177.82	$256.33

	Three Months Ended March 31, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	-	102,438	107,069	-	209,507
Payable silver ounces	-	1,012,281	181,077	-	1,193,358

Cash costs per silver ounce	$-	$19.73	($5.60)	$-	$15.89
Total production costs per ounce	$-	$26.66	$10.65	$-	$24.23
Direct operating costs per tonne	$-	$184.43	$102.81	$-	$142.72
Direct costs per tonne	$-	$310.52	$108.49	$-	$207.27

Expressed in millions of U.S. dollars	March 31, 2026
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Closing finished goods	2.2	17.6	-	1.4	21.3
Closing finished goods depreciation	0.6	3.5	-	0.3	4.4
Finished goods inventory	$2.8	$21.1	$-	$1.7	$25.7

Expressed in millions of U.S. dollars	March 31, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Closing finished goods	-	4.8	1.3	-	6.1
Closing finished goods depreciation	-	1.6	0.4	-	2.0
Finished goods inventory	$-	6.4	1.7	$-	8.1

Reconciliation of All-In Costs Per Ounce and AISC per ounce

Expressed in millions of U.S. dollars	Three Months Ended March 31, 2026
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Cash costs net of by-products	($1.1)	$30.3	($0.6)	$12.3	$40.9
Operations share-based compensation	0.1	0.1	-	0.1	0.2
Corporate general and administrative	1.3	1.1	0.1	1.0	3.4
Corporate share-based compensation	0.5	0.4	-	0.3	1.2
Reclamation - amortization/accretion	0.1	0.1	-	-	0.3
Mine site expensed exploration	0.3	0.4	-	1.4	2.1
Equipment loan payments	0.9	-	-	0.2	1.1
Capital expenditures sustaining	9.3	5.7	0.2	2.9	18.1
All-In-Sustaining Costs	$11.4	$38.1	($0.4)	$18.1	$67.2
Growth exploration, evaluation and development					2.7
Growth capital expenditures					5.8
All-In-Costs					$75.7

Expressed in millions of U.S. dollars	Three Months Ended March 31, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Cash costs net of by-products	$-	$20.0	($1.0)	$-	$19.0
Operations share-based compensation	-	-	-	-	0.0
Corporate general and administrative	-	2.7	1.1	-	3.8
Corporate share-based compensation	-	0.3	0.1	-	0.4
Reclamation - amortization/accretion	-	0.1	0.1	-	0.2
Mine site expensed exploration	-	0.3	0.2	-	0.4
Capital expenditures sustaining	-	3.4	1.9	-	5.4
All-In-Sustaining Costs	$-	$26.8	$2.4	$-	$29.2
Growth exploration, evaluation and development					3.8
Growth capital expenditures					36.2
All-In-Costs					$69.2

	Three Months Ended March 31, 2026
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	175,418	95,524	13,988	171,727	456,657
Payable silver ounces	510,521	785,494	17,668	501,458	1,815,142
Silver equivalent production (ounces)	1,296,348	1,042,779	62,766	940,050	3,341,943

All-in-Sustaining cost per ounce	$22.31	$48.47	($20.22)	$36.12	$37.03

	Three Months Ended March 31, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	-	102,438	107,069	-	209,507
Payable silver ounces	-	1,012,281	181,077	-	1,193,358
Silver equivalent production (ounces)	-	1,334,447	538,386	-	1,872,833

All-in-Sustaining cost per ounce	$-	$26.50	$13.16	$-	$24.48

Reconciliation of Sustaining Capital and Growth Capital

Expressed in millions of U.S. dollars	Three Months Ended March 31
	2026	2025
Capital expenditures sustaining	$18.1	$5.4
Growth capital expenditures	5.8	$36.2
Property, plant and equipment expenditures per financial statements	$23.9	$41.6

Expressed in millions of U.S. dollars	Three Months Ended March 31
	2026	2025
Mine site expensed exploration	$2.1	$0.4
Growth exploration, evaluation and development	2.7	3.8
Total exploration, evaluation and development	4.8	4.2
Exploration, evaluation and development depreciation	0.2	0.3
Exploration, evaluation and development share-based compensation	0.1	0.1
Exploration, evaluation and development expense	$5.0	$4.5

Expressed in millions of U.S. dollars Unless otherwise stated	Three Months Ended March 31
2026		2025
Gross silver sales	$141.1	$39.2
Silver ounces sold	1,642,220	1,223,684
Realized silver price per ounce	$85.95	$31.99

Expressed in millions of U.S. dollars Unless otherwise stated		Three Months Ended March 31
2026		2025
Gross gold sales	$55.1	$24.8
Gold ounces sold	10,942	8,538
Realized gold price per ounce	$5,035	$2,903

Expressed in millions of U.S. dollars Unless otherwise stated		Three Months Ended March 31
2026		2025
Gross lead sales	$8.9	$-
Lead tonnes sold	4,542	-
Realized lead price per tonne	$1,966	$-

Expressed in millions of U.S. dollars Unless otherwise stated		Three Months Ended March 31
2026		2025
Gross zinc sales	$7.0	$-
Zinc tonnes sold	2,295	-
Realized zinc price per tonne	$3,070	$-

Expressed in millions of U.S. dollars Unless otherwise stated		Three Months Ended March 31
2026		2025
Gross copper sales	$0.7	$-
Copper tonnes sold	55	-
Realized copper price per tonne	$12,909	$-

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding expected operating and efficiency improvements, the Company’s strategic objectives, areas of priority, ability to meet production goals, expectations of throughput at Kolpa, the planned allocation of resources, Endeavour’s ability to unlock value across the Company’s development pipeline and deliver long-term value for its stakeholders, and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to unexpected changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics; fluctuations in the prices of silver and gold; fluctuations in the currency markets (particularly the Mexican peso, Peruvian sol, Canadian dollar, Chilean peso, and U.S. dollar); fluctuations in interest rates; effects of inflation; changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada, Peru and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to, environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; diminishing quantities or grades of mineral reserves as properties are mined; risks in obtaining necessary licenses and permits; and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecasted mine economics, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.